MATERIAL FACT
LATAM AIRLINES GROUP S.A
Issuer of Securities Registered in the Securities Registry

Santiago, August 3, 2026

Mrs.
Catherine Tornel León
President
Commission for the Financial Market
Av. Libertador Bernardo O´Higgins 1449
PRESENT
Ref.: MATERIAL FACT

Dear President:

In accordance with Article 9 and the second paragraph of Article 10 of Law No. 18,045, as well as General Rule No. 30, and duly authorized to this effect, I hereby report the following Material Fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Company”):

1.At an Extraordinary Shareholders’ Meeting of LATAM held on this date (the “Meeting”), a new program for the acquisition of the Company’s own shares was approved in accordance with Articles 27 A through 27 C and other applicable provisions of the Corporations Law (the “New Program”), for up to 5% of the subscribed and paid shares into which the Company’s share capital is divided as of this date, that is, for up to 28,710,799,185 shares out of a total of 574,215,983,709 shares. The New Program shall have a duration of 5 years counted from the date of the Meeting and, given the reasons presented at the Meeting, shall have as its purpose the acquisition of the Company’s own shares, in a single transaction or a series of transactions, under the conditions determined by the Board of Directors and within the parameters approved by the Meeting, as it is deemed that this constitutes an efficient allocation of the Company’s resources to generate value for the Company and its shareholders as a whole.

2.Among other matters delegated to the Board of Directors, the Meeting authorized it to set the minimum and maximum acquisition price for the shares under the New Program, being fully authorized to modify such determination as many times as it deems necessary, at its own discretion. The Meeting also resolved to authorize the Board of Directors so that, in accordance with Article 27 B of the Corporations Law, it may carry out the acquisition of the shares subject to the New Program, in one or more transactions and at such times as it deems appropriate, on stock exchanges through systems that allow the pro rata acquisition of the shares tendered and, should the percentage set for acquisition not be reached, the remaining balance may be purchased directly in the market (“en rueda”). Additionally, the Board of Directors remain authorized at all times to acquire shares directly in the market (“en rueda”) in an amount representing up to 1% of the Company’s share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided in the aforementioned Article 27 B. Likewise, the Board of Directors was authorized so that, should it deem it appropriate to dispose of all or part of the shares acquired under the New Program, it may dispose of them in an amount representing up to 1% of the Company’s share capital within any 12-month period, without having to offer them preferentially to the shareholders, provided that the conditions set forth in Article 27 C of the Corporations Law are met.

                    Sincerely,

Ricardo Bottas Dourado Dos Santos
Chief Financial Officer
LATAM Airlines Group S.A.

c.c.:
Santiago Stock Exchange, Stock Exchange.
Chilean Electronic Stock Exchange, Stock Exchange